Filed Pursuant to Rule 424(b)(3)

File Number 333-69620

SUPPLEMENT DATED AUGUST 28, 2003 TO

PROSPECTUS DATED MAY 1, 2003 FOR

MODIFIED GUARANTEED ANNUITY CONTRACTS

ISSUED BY

GE LIFE AND ANNUITY ASSURANCE COMPANY

This supplement updates certain information contained in your prospectus. Please read it and keep it with your prospectus for future reference.

The “Principal Underwriter” provision located in the “Distribution of the Contracts” section is amended as follows:

Capital Brokerage Corporation (doing business in Indiana, Minnesota, New Mexico and Texas as GE Capital Brokerage Corporation) (“Capital Brokerage”) is the distributor and principal underwriter of the contracts. Capital Brokerage, a Washington corporation and an affiliate of ours, is located at 3001 Summer Street, 2nd Floor, Stamford, Connecticut 06905. Capital Brokerage is registered with the SEC under the Securities Exchange Act of 1934 (“1934 Act”) as a broker-dealer, and is a member of the NASD.